Innovate Biopharmaceuticals, Inc.

8480 Honeycutt Road, Suite 120

Raleigh, North Carolina 27615

February 16, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Katherine Wray

Re:	Innovate Biopharmaceuticals, Inc. (formerly Monster Digital, Inc.)

Registration Statement on Form S-1 File No. 333-216038

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Innovate Biopharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-216038, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on February 13, 2017.

The Registration Statement was originally filed by Monster Digital, Inc. (“Monster”) and, since the Company has completed a reverse merger with and into Monster, the Company no longer intends to pursue the offering proposed to be registered pursuant to the Registration Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

U. S. Securities and Exchange Commission

February 16, 2018

Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Innovate Biopharmaceuticals, Inc., 8480 Honeycutt Road, Suite 120, Raleigh, North Carolina 27615, with a copy to the Company’s Counsel, Wilson Sonsini Goodrich and Rosati P.C., attn.: Daniel Horwood, 12235 El Camino Real, Suite 200, San Diego, California 92130.

U. S. Securities and Exchange Commission

February 16, 2018

Sincerely, INNOVATE BIOPHARMACEUTICALS, INC.

By:	/s/ Jay P. Madan
	Name:	Jay P. Madan
	Title:	President

cc:	Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel L. Horwood, Wilson Sonsini Goodrich & Rosati, P.C.